Exhibit 7.1

ABB Ltd

Year ended December 31 ($ in millions, except ratio)

	2013	2012	2011	2010	2009

Income from continuing operations before taxes	4,066	3,838	4,550	3,740	4,120
Fixed charges	500	475	376	269	319
Other income(1)	(13)	(1)	(4)	(3)	2
Income from continuing operations before taxes, as adjusted	4,553	4,312	4,922	4,006	4,441

Interest expense (incl. amortization of premiums and discounts related to indebtedness)	293	254	171	94	145
Other fixed charges(2)	207	221	205	175	174
Fixed charges	500	475	376	269	319

Ratio of Earnings to Fixed Charges	9	9	13	15	14

(1) Other income represents mainly (income) / loss from equity-accounted companies.

(2) Other fixed charges represent mainly the estimated interest component within rental expense.

For the purposes of calculating our ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes, to which we add back fixed charges and exclude income or loss from equity-accounted companies. Fixed charges consist of interest expense, the amortization of premiums, discounts and capitalized expenses related to indebtedness, and the portion of rental expense deemed representative of an interest factor. Interest expense excludes tax-related interest expense.